WOLLMUTH MAHER & DEUTSCH LLP

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NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050



January 18, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

> Re: Marks & Spencer p.l.c. (File No. 82-1961)
> Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

Announcement	**Issue Date**
1. Block Listing Six Monthly Return	January 18, 2007
2. Block Listing Six Monthly Return	January 18, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: _George Rudy_
George Rudy
Authorized Representative

PROCESSED

JAN 3 0 2007

**THOMSON
FINANCIAL**

Enclosures

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 18 JANUARY 2007

AVS No:					
Name of *applicant*:		MARKS AND SPENCER GROUP PLC			
Name of scheme:		SAYE SCHEME			
Period of Return:	From:	1 JULY 2006	To:	31 DECEMBER 2006	
Balance under scheme from previous return:		7,880,366 SHARES			
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		20,000,000 ORDINARY SHARES OF 25P EACH LISTED ON 10 NOVEMBER 2006			
Number of *securitites* issued/allotted under scheme during period:		318,721 SHARES			
Balance under scheme not yet issued/allotted at end of period		27,561,645 SHARES			
Number and *class* of *securities* originally listed and the date of admission		ORDINARY SHARES OF 25P EACH 20,859,113 SHARES LISTED ON 19 MARCH 2002 30,000,000 SHARES LISTED ON 25 NOVEMBER 2004			
Total number of *securities* in issue at the end of the period (31-12-06)		1,688,254,649 SHARES			

Name of contact:	ANTHONY CLARKE
Address of contact:	MARKS AND SPENCER GROUP PLC WATERSIDE HOUSE 35 NORTH WHARF ROAD LONDON, W2 1NW
Telephone number of contact:	020 8718 9940

SIGNED BY   ANTHONY CLARKE _____

~~Director/company secretary~~/suitably experienced *employee*/~~duly authorised officer,~~ for and on behalf of

MARKS AND SPENCER GROUP PLC _____
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 18 JANUARY 2007

AVS No:				
Name of *applicant*:		MARKS AND SPENCER GROUP PLC		
Name of scheme:		SENIOR OPTION SCHEME		
Period of Return:	From:	1 JULY 2006	To:	31 DECEMBER 2006
Balance under scheme from previous return:		16,072,818 SHARES		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securitites* issued/allotted under scheme during period:		3,837,843 SHARES		
Balance under scheme not yet issued/allotted at end of period		12,234,975 SHARES		
Number and *class* of *securities* originally listed and the date of admission		ORDINARY SHARES OF 25P EACH 23,303,606 SHARES LISTED ON 19 MARCH 2002 27,000,000 SHARES LISTED ON 25 NOVEMBER 2004		
Total number of *securities* in issue at the end of the period (31-12-06)		1,688,254,649 SHARES		

Name of contact:	ANTHONY CLARKE
Address of contact:	MARKS AND SPENCER GROUP PLC WATERSIDE HOUSE 35 NORTH WHARF ROAD LONDON, W2 1NW
Telephone number of contact:	020 8718 9940

SIGNED BY   ANTHONY CLARKE
~~Director/company secretary~~/suitably experienced *employee*/~~duly authorised officer,~~ for and on behalf of

MARKS AND SPENCER GROUP PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.